SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Rule 13d-101. Information to be included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed)

SCHEDULE 13D

(Amendment No. 13)

Under the Securities Exchange Act of 1934

eDiets.com, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 par value per share

(Title of Class of Securities)

280597105

(CUSIP Number)

Kevin A. Richardson, II Prides Capital Partners, L.L.C. 200 State Street, 13th Floor Boston MA 02109 (617) 778-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 280597105

1.	NAME OF REPORTING PERSON Prides Capital Partners, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 38,536,258**
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 38,536,258**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,536,258**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.3% **
14.	TYPE OF REPORTING PERSON OO (Limited Liability Corporation)

**	See Item 5

SCHEDULE 13D

CUSIP NO. 280597105

1.	NAME OF REPORTING PERSON Kevin A. Richardson, II
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* See Item 3
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	7.	SOLE VOTING POWER 5,121,757**
	8.	SHARED VOTING POWER 38,536,258**
	9.	SOLE DISPOSITIVE POWER 5,121,757**
	10.	SHARED DISPOSITIVE POWER 38,536,258**
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,658,015**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.4% **
14.	TYPE OF REPORTING PERSON IN

**	See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

This Amendment No. 13 to Schedule 13D is being filed by Prides Capital Partners, L.L.C., a Delaware Limited Liability Company (“Prides”), and Kevin A. Richardson, II (together with Prides, the “Reporting Persons” and each, a “Reporting Person”). The Schedule 13D filed on May 19, 2006 (the “Schedule 13D”), and amended by Amendment No. 1 filed on June 20, 2006, Amendment No. 2 filed on July 7, 2006, Amendment No. 3 filed on August 8, 2006, Amendment No. 4 filed on March 29, 2007, Amendment No. 5 filed on May 15, 2007, Amendment No. 6 filed on August 20, 2007, Amendment No. 7 filed on September 6, 2007, Amendment No. 8 filed on January 11, 2008, Amendment No. 9 filed on June 3, 2008, Amendment No. 10 filed on July 2, 2009, Amendment No. 11 filed on April 22, 2010 and Amendment No. 12 filed on June 17, 2010, by the Reporting Persons is hereby amended and supplemented as set forth in this Amendment No. 13.

Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 13 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The information in Item 4 below is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

On February 7, 2011, Kevin A. Richardson, II entered into a Subscription Agreement with the Issuer (the “Subscription Agreement”). Under the terms of the Subscription Agreement, Mr. Richardson agreed to purchase 1,939,394 newly issued shares of Common Stock and a warrant to purchase 969,697 shares of Common Stock (the “Warrant”) for an aggregate cash purchase price of $800,000 in a private placement. Mr. Richardson funded the purchase price from his personal funds.

The Warrant has an initial exercise price of $0.3535 per share, expires on February 7, 2014, is exercisable immediately upon issuance and provides for a cashless “net” exercise under certain conditions. The exercise price of the Warrant and the number of Common Shares issuable upon the exercise of the Warrant are subject to adjustment under certain circumstances; however, no adjustment to the exercise price will be made that would reduce the exercise price below $0.34 per share.

Also on February 7, 2011, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Mr. Richardson, an investment fund controlled by Prides Capital Partners L.L.C. (the “Prides Fund”), and certain other investors that agreed to purchase shares of Common Stock and warrants to purchase shares of Common Stock, in the private placement, concurrently with Mr. Richardson or on or before February 11, 2011 (the “Private Placement”). Pursuant to the Registration Rights Agreement, the Issuer has agreed to register the resale of (i) the shares of Common Stock issued to Mr. Richardson and the shares of Common Stock issuable upon exercise of the Warrant, (ii) the shares of Common Stock issued to other investors in the Private Placement, (iii) the shares of common stock issuable upon the exercise of additional warrants issued to other investors in the Private Placement, and (iv) certain other unregistered Common Shares already held by certain of the investors in the Private Placement and the Prides Fund.

The foregoing descriptions of the Subscription Agreement, the Warrant, and the Registration Rights Amendment do not purport to be complete and are qualified in their entirety by reference to such agreements, each of which is incorporated by reference in its entirety into this Item 4. Copies of the Subscription Agreement, the Warrant, and the Registration Rights Amendment are filed as Exhibits 99.2, 99.3 and 99.4 respectively, hereto.

The purpose of the Reporting Persons entering into the foregoing transactions was for investment purposes and these transactions were made in the ordinary course of business. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the shares of Common Stock, warrants or stock options, consistent with the investment purpose, each Reporting Person, at any time, and from time to time, may acquire additional shares of Common Stock, warrants or stock options or dispose of or exercise (as the case may be) any or all of its shares of Common Stock, warrants or stock options depending upon an ongoing evaluation of the investment in the shares of Common Stock, warrants or stock options, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons or other investment considerations. Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer, and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its management, operations, business results, plans, and prospects. The Reporting Persons may discuss ideas that, if affected, may result in any of the following: the acquisition by the Reporting Persons of additional shares of Common Stock or other securities of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the Board or management of the Issuer. Except to the extent the foregoing may be deemed a plan or proposal or as provided by the Debt Conversion Agreements, the Securities Subscription and Purchase Agreements, and the Registration Rights Amendment, neither of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) - (b) As reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, as of November 11, 2010, there were 57,418,520 shares of Common Stock issued and outstanding. Based on such information, the Reporting Persons report beneficial ownership of 43,658,015 shares of Common Stock representing 68.4% of the Common Stock; taking into account the 3,811,818 shares of Common Stock issued in the Private Placement as reported in the Company’s Current Report on Form 8-K filed on February 11, 2011, the 969,697 shares of Common Stock issuable upon the exercise of the Warrant and the 1,663,463 shares of Common Stock issuable upon the exercise of warrants (other than the Warrant) and stock options held by the Reporting Persons that are presently exercisable or exercisable within the next 60 days. The shares reported include (1) 37,181,980 shares of Common Stock of the Issuer, (2) 1,209,652 shares of Common Stock issuable upon exercise of warrants (other than the Warrant) that are presently exercisable or exercisable within the next 60 days and (3) 144,626 fully-vested stock options that are presently exercisable or exercisable within the next 60 days, for which the Reporting Persons share voting and investment power. In addition, the shares reported include (1) 3,841,875 shares of Common Stock of the Issuer, (2) 969,697 shares of Common Stock issuable upon the exercise of the Warrant and (3) 310,185 shares of Common Stock issuable upon the exercise of warrants (other than the Warrant) and stock options held by the Reporting Persons that are presently exercisable or exercisable within the next 60 days, held by Mr. Richardson, who is also a director of the Issuer, and for which Mr. Richardson exercises sole voting and investment power.

Prides and Mr. Richardson may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Act. Prides expressly disclaims (i) that Prides is a member of any group for purposes of Section 13(d) or 13(g) of the Act, and (ii) that Prides has agreed to act as a group other than as described in this Statement on Schedule 13D.

As a partner and controlling person of Prides, Mr. Richardson may be deemed to beneficially own any shares of Common Stock, warrants or stock options that Prides may beneficially own, or be deemed to beneficially own. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Richardson is the beneficial owner of Common Stock, warrants or options referred to in the immediately preceding sentence for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of any pecuniary interest therein.

CUSIP NO. 280597105	SCHEDULE 13D

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as disclosed herein.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of February 11, 2011, by and between the Reporting Persons
Exhibit 99.2	Subscription Agreement, dated as of February 11, 2011, by and between Kevin A. Richardson II and eDiets.com, Inc.
Exhibit 99.3	eDiets.com, Inc. Warrant for the purchase of shares of Common Stock, dated February 7, 2011
Exhibit 99.4	Registration Rights Agreement, dated as of February 7, 2011, by and among eDiets.com, Inc., holders of shares of Common Stock listed on Exhibit A thereto, and Prides Capital Partners, LLC

CUSIP NO. 280597105	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick
Murray A. Indick
Member

Kevin A. Richardson, II

By:	/s/ Murray A. Indick
Murray A. Indick
Attorney-in-Fact